FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of December, 2004
                        Commission File Number: 001-16683

                            MERRILL LYNCH CANADA INC.
                               [Initial Depositor]
                 (Translation of registrant's name into English)


                          CP HOLDRS(SM) Deposit Facility
                      [Issuer with respect to the receipts]


                              BCE Place, Suite 400
                                 181 Bay Street
                             Toronto, Ontario M5J2V8
                                     Canada
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F_____    Form 40-F_____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________



         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes _____         No __X__

                                    EXHIBITS


Exhibit 1 Prospectus Supplement Filed Pursuant to Rule No. 424(b)(3) for the Quarter Ended December 31, 2004.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  February 10, 2005                    MERRILL LYNCH CANADA INC.



                                            By:    /s/ Ronald S. Lloyd
                                                   -----------------------------
                                            Name:  Ronald S. Lloyd
                                            Title: President and Chief Operating
                                                   Officer